Exhibit I

CAPITAL CLEAN ENERGY CARRIERS CORP. ANNOUNCES FIRST QUARTER 2026 FINANCIAL RESULTS

ATHENS, Greece, May 7, 2026 (GLOBE NEWSWIRE) – Capital Clean Energy Carriers Corp. (the “Company”, “CCEC”, “we” or “us”) (NASDAQ: CCEC), an international owner of ocean-going vessels, today released its financial results for the first quarter ended March 31, 2026.

Key Highlights

•	Completed an offering of €250.0 million in unsecured bonds with a seven-year maturity listed on the Athens Exchange (“ATHEX”)

•	Agreed to divest 49% stake in the LNG/C Amore Mio I, formed a Joint Venture company with an affiliate of the BGN Group and secured a 10-year time charter

•	Took delivery of our second LCO2/multi-gas carrier, the Amadeus

•	Brought forward the delivery of three LNG/Cs under construction

•	Announced a dividend of $0.15 per share for the first quarter of 2026

•	Board approved $20.0 million share buyback program

Key Financial Highlights (continuing operations)

	Three-month periods ended March 31,
	2026	2025	(Decrease) / Increase
Revenues	$98.0 million	$102.0 million	(3.9%)
Expenses	$54.3 million	$43.2 million	25.7%
Interest expense and finance cost	$23.0 million	$27.8 million	(17.3%)
Net Income	$18.3 million	$32.7 million	(44.0%)
Average number of vessels[1]	14.0	13.0	7.7%

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of CCEC, commented:

“During the first quarter, the Company continued to deliver on our strategy to build a leading gas transportation platform, generating both robust cash flows and further strengthening our financial position through a successful bond offering. Post quarter end, we executed an innovative transaction, which not only highlighted our ability to attract a co-investment with a major energy trading partner, but also enhanced the quality and diversification of our charter portfolio.

As a result, the average firm contract duration for our LNG/Cs stands at 6.9 years, representing approximately $2.9 billion in contracted revenues – which increases to 9.9 years and $4.3 billion, respectively, should all extension options be exercised by our charterers.

The ongoing geopolitical tensions in the Middle East, particularly the Iran conflict, have created considerable uncertainty and disrupted across global energy shipping markets. The Company’s long-term contracts and solid market positioning offer significant resilience amid these volatile conditions. At the same time, we remain vigilant of opportunities that might develop from such volatility and with this view, we have advanced the delivery timeline of three of our LNG/C newbuildings.

Last but not least, during the quarter Mr. Martin Houston was appointed as Chairman of the Company. Mr. Houston’s extensive experience and deep expertise across all aspects of the LNG value chain is expected to reinforce the delivery of our strategic goals.”

Fleet Update

On April 30, 2026, the Company took delivery of its second LCO2/multi-gas carrier, the Amadeus (Hyundai Mipo Dockyard Co. Ltd, 22,000 cbm). The acquisition of the Amadeus was financed with $21.6 million of cash on hand and a 5-year term loan of $50.9 million, which is repayable in 20 quarterly installments of $0.6 million, with a balloon payment of $38.1 million payable with the final installment in April 2031. Under the loan, the Company may borrow an additional amount of up to $7.8 million, if the vessel secures longer-term employment.

During the period, we agreed with the shipyard to bring forward the delivery of the following three LNG/Cs currently under construction:

LNG/C	Current expected delivery date	Previous delivery date

Archimidis	June 2026	July 2026

Agamemnon	June 2026	January 2027

Alcaios I	July 2026	September 2026

The acquisition of LNG/C Archimidis is expected to be financed by cash on hand and a new JOLCO facility for an amount of $216.0 million with a duration of eight years.

The acquisition of LNG/C Agamemnon is expected to be financed by cash on hand and a new senior secured bridge loan facility of $216.0 million. The bridge facility is expected to be refinanced upon the drawdown in July 2026 of a JOLCO facility for an amount of $216.0 million with a duration of eight years.

Both facilities remain subject to final long form documentation.

Divestment of 49% Stake in the LNG/C Amore Mio I, Formation of a Joint Venture Company With an Affiliate of the BGN Group and Secured a 10-Year Time Charter

On April 15, 2026, the Company announced that it has agreed to sell in the first quarter of 2027 the LNG/C Amore Mio I (2023-built 174,000 cbm) to a subsidiary of a joint venture company (the “Joint Venture”) owned 51% by CCEC and 49% by a company affiliated with global energy trader BGN.

The Joint Venture has secured a 10-year time charter (with two three-year extension options) of the vessel to BGN INT DMCC commencing simultaneously with the acquisition of the vessel and expected, if all options are exercised, to generate aggregate revenues of up to approximately $485.6 million and extending up to 2043.

The Joint Venture will be effected through BM Capital HoldCo LLC, a newly formed Marshall Islands limited liability company, in which CCEC holds a 51% interest and BMarine Shipping Investment FZCO holds the remaining 49%. BM Capital LLC, a wholly owned subsidiary of BM Capital HoldCo LLC, will acquire the vessel for $230.0 million.

The existing financing on the vessel is expected to be refinanced upon acquisition of the vessel in the first quarter of 2027.

Under-Construction Fleet Update

The Company’s under-construction fleet includes nine latest-generation LNG/Cs (referred to below as the “Newbuild LNG/Cs”) plus six dual-fuel medium gas carriers and two handy LCO2/multi-gas carriers (referred to below as the “Gas Fleet”). The following table sets out the Company’s schedule of expected capex payments for its under-construction fleet:

	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	26	26	26	27	27	27	27	28	28	28	28	29	Total
Newbuild LNG/Cs	541.1	149.7	0.00	456.9	24.7	0.0	74.1	0.0	49.4	186.4	0.0	372.8	1,855.1
Gas Fleet	61.2	115.4	0.00	183.9	0.00	35.9	0.0	0.0	0.0	0.0	0.0	0.0	396.4

Total	602.3	265.1	0.00	640.8	24.7	35.9	74.1	0.0	49.4	186.4	0.0	372.8	2,251.5

Overview of First Quarter 2026 Results

Net income for the quarter ended March 31, 2026, was $18.3 million, compared with net income of $32.7 million for the first quarter of 2025.

Total revenues for the quarter ended March 31, 2026, were $98.0 million, compared to $102.0 million during the first quarter of 2025. The decrease in revenue is attributable to off-hire days incurred by LNG/Cs Adamastos and Aristarchos while passing their five-year special survey and the higher earnings achieved by one of our vessels operating under a short time charter during the first quarter of 2025, partly offset by the increase in the average number of vessels in our fleet following the delivery of the LCO2/multi-gas carrier Active on January 5, 2026.

Total expenses for the quarter ended March 31, 2026, were $54.3 million, compared to $43.2 million in the first quarter of 2025. Voyage expenses during the first quarter of 2026 amounted to $6.2 million, compared to $1.1 million during the first quarter of 2025. The increase in voyage expenses was mainly attributable to bunker expenses incurred by the LCO2/multi-gas carrier Active during the period from its delivery from the yard until it commenced its time charter employment and ballast legs associated with certain of our vessels passing their five-year special survey, as well as war risk insurance premiums paid by certain of our vessels during the first quarter of 2026. Vessel operating expenses during the first quarter of 2026 amounted to $22.1 million, compared to $16.3 million during the first quarter of 2025. The increase in vessel operating expenses was mainly attributed to the costs incurred by the LNG/Cs that underwent their five-year special survey during the period.

Total expenses for the first quarter of 2026 also include vessel depreciation and amortization of $22.7 million, compared to $21.8 million in the first quarter of 2025. The increase in depreciation and amortization during the first quarter of 2026 was attributable to the increase in the average number of vessels in our fleet. General and administrative expenses for the first quarter of 2026 amounted to $3.5 million, compared to $4.1 million in the first quarter of 2025 on the back of higher transaction costs incurred in 2025.

Total other expenses, net for the quarter ended March 31, 2026, were $25.4 million compared to $26.1 million incurred in the first quarter of 2025. Total other expenses, net include interest expense and finance cost of $23.0 million for the first quarter of 2026, compared to $27.8 million for the first quarter of 2025. The decrease in interest expense and finance cost was mainly attributable to the decrease in the weighted average interest rate charged on our debt compared to the first quarter of last year.

Company Capitalization

As of March 31, 2026, total cash amounted to $546.4 million. Total cash includes restricted cash of $21.0 million, which represents the minimum liquidity requirement under our financing arrangements.

As of March 31, 2026, the Company’s total shareholders’ equity amounted to $1,516.6 million, an increase of $17.2 million compared to $1,499.4 million as of December 31, 2025. The increase during the three-month period ended March 31, 2026, reflects net income (including net income from discontinued operations) of $22.0 million, amortization associated with the equity incentive plan of $1.4 million, $5.7 million of common shares issued under our Dividend Reinvestment Plan net of expenses, partly offset by dividends declared during the period for a total amount of $8.9 million and other comprehensive loss of $3.0 million relating to the net effect of the cross-currency swap agreements we designated as an accounting hedge.

As of March 31, 2026, the Company’s total debt was $2,626.1 million compared to $2,454.3 million as of December 31, 2025 (including discontinued operations).

As of March 31, 2026, the weighted average margin on our floating debt, amounting to $1,818.7 million, was 1.7% over SOFR and the weighted average all-in interest rate on our fixed-rate debt, amounting to $807.5 million, was 4.6%.

Appointment of new Chairman and new role of Vice-Chairman

On March 9, 2026, the Company announced the appointment of director Martin Houston as Chairman of the Company’s board of directors with Keith Forman moving to a new role as Vice-Chairman.

Issuance of €250.0 million unsecured bonds (ATHEX: CCECB1)

On February 25, 2026, CCEC successfully completed an unsecured bond offering of €250.0 million (the “Bonds”). The Bonds were admitted to trading in the fixed income securities category of the Regulated Market of the Athens Exchange (ATHEX) on February 26, 2026.

The Bonds will mature in 2033 and have a coupon of 3.75%, payable semi-annually.

Part of the proceeds of the Bonds were used on April 22, 2026, to prepay the outstanding €150.0 million unsecured bonds issued in 2021. The remaining amount will be used to finance part of CCEC’s capital expenditure and for general corporate purposes. Total transaction costs associated with the offering amounted to approximately €7.5 million.

Dividend Reinvestment Plan (“DRIP”)

The Company has implemented a Dividend Reinvestment Plan to provide our shareholders with a convenient and economical way to reinvest cash dividends to purchase our common shares. The DRIP is open to our existing shareholders and investors who will become our shareholders in the future outside of the DRIP. In February 2026, the Company issued 275,592 common shares under the DRIP at the price of $20.73 per share, gross of issuance costs.

At March 31, 2026, the total common shares outstanding was 60,113,445 (excluding 871,061 common shares held in treasury).

Share Repurchase Program

Our Board of Directors approved a share repurchase program, providing the Company with authorization to repurchase up to $20.0 million of the Company’s common shares, effective for a period of two years. The Company may repurchase these shares in the open market or in privately negotiated transactions, at times and prices that are considered to be appropriate by the Company.

Quarterly Dividend Distribution

On April 28, 2026, the Board of Directors of the Company declared a cash dividend of $0.15 per share for the first quarter of 2026 payable on May 20, 2026, to shareholders of record on May 11, 2026.

LNG Market Update

The first quarter of 2026 in LNG shipping was inevitably defined by the conflict in the Middle East and the significant LNG volume stranded in the Arabian Gulf, overshadowing what initially appeared to be a typical post-winter slowdown during the first two months of the quarter.

Market conditions shifted sharply following the U.S.–Israeli strike on Iran and the effective closure of the Strait of Hormuz, which removed around 20% of global LNG supply. Supply uncertainty, stronger gas prices and the need for U.S. cargoes to backfill Asian LNG shortfalls supported tonne-mile demand and freight rates significantly.

At the same time, uncertainty led to LNG/C vessel relet supply length being pulled back, which in combination with the increase in tonne-mile demand, led to a spike in charter rates from around $30,000 per day to $300,000 per day for modern two-stroke vessels. As the disruption persisted and some vessels from Middle East producers were released in the spot market, a partial correction took place, but the spot market remains in the six-digit range for inter-basin trades moving into the second quarter of 2026.The term market also responded sharply to geopolitical developments. As expected, the front end of the forward curve was affected severely, with one-year charter rates surging from the mid-$30,000 per day range to approximately $100,000 per day, marking the first instance since late 2023 that short-term rates exceeded three-year levels. Although one-year time charter rates have since slightly moderated, they remain elevated, while longer-term rates (3 – 7 years) have continued to firm, as stronger near-term fundamentals fed through the curve, pushing the averages for longer periods higher. Ordering activity has remained high after a rush in contracting activity started late in the fourth quarter of 2025. A total of 33 LNG carriers were ordered during the quarter, the highest on a quarterly basis since the fourth quarter of 2022. This contracting rise reflects confidence within the shipping industry that the liquefaction projects scheduled to come on stream before 2030 will require an increase in shipping capacity. Newbuild LNG carrier pricing has increased to over $250.0 million for a base specification vessel.

As of quarter-end, 296 LNG carriers were on order, with 20 vessels delivered during the first quarter of 2026. Of the total orderbook, analysts estimate that only 36 vessels (or 12.1%) remain without committed employment, six of which are controlled by the Company.

LPG Market Update

CCEC controls a fleet of ten LPG/ammonia/LCO2 carriers (of which two are currently on the water) comprising four LCO₂/multi-gas carriers and six dual-fuel medium gas (‘MGC’) carriers. Deliveries commenced in January 2026 with the LCO₂/multi-gas carrier Active (Hyundai Mipo Dockyard Co. Ltd, 22,000 cbm), which is currently trading LPG in the Atlantic Basin under a time charter. The LCO₂/multi-gas carrier Amadeus (Hyundai Mipo Dockyard Co. Ltd, 22,000 cbm) joined the fleet on April 30th and is expected to trade in the short to medium time charter LPG/ammonia market.

Market conditions across both the MGC and Handy segments continued to demonstrate strong underlying fundamentals. Resilient demand, combined with operational flexibility, resulted in improved charter rates.

The MGC segment remained structurally tight throughout the first quarter of 2026, as strong demand from traders seeking to secure time charter coverage absorbed virtually all available tonnage in the Atlantic Basin. This scarcity supported a firm and strengthening rate environment, with relet positions commanding premiums and owners maintaining strong negotiating leverage.

The Handy segment benefited from spillover strength, with vessels increasingly utilized as a critical alternative for LPG transportation, while also competing with higher-value petrochemical gas cargoes. The fleet once again demonstrated the importance of versatility, with its ability to respond to evolving trade patterns enabling optimization, increased utilization, and enhanced returns. Geopolitical disruption in the Arabian Gulf has reduced near-term market liquidity, while has also materially constraining effective global vessel supply. At the same time, ongoing disruption to global supply chains is driving new trade flows and increasing tonne-mile demand, as cargoes are rerouted, sourced from alternative origins and transported over longer distances. This structural shift continues to support vessel utilization and freight rates across LPG, ammonia and petrochemical markets. Time charter rates remained firm during the quarter, with standard semi-refrigerated handy-sized vessels assessed at approximately $30,400 per day for one-year charters, while fully refrigerated MGCs (40,000 cbm conventional) were assessed at approximately $33,200 per day.

Conference Call and Webcast

As previously announced, today, May 7, 2026, the Company will host an interactive conference call at 10:00 a.m. Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Capital Clean Energy” to the operator and/or conference ID 13759970. Click here for participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the Call Me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://ir.capitalcleanenergycarriers.com and click on Webcasts & Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is a leading platform of gas carriage solutions with a focus on energy transition. CCEC’s in-the-water fleet includes 15 high specification vessels, including 12 latest generation LNG/Cs, one legacy Neo-Panamax container vessel, and two handy LCO2/multi-gas carriers. In addition, CCEC’s under-construction fleet includes nine additional latest generation LNG/Cs, six dual-fuel medium gas carriers and two handy LCO2/multi-gas carriers, to be delivered between the second quarter of 2026 and the first quarter of 2029.

For more information about the Company, please visit: www.capitalcleanenergycarriers.com

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, statements related to CCEC’s delivery of strategic goals, ability to pursue growth opportunities and expectations or objectives regarding future vessel deliveries and share repurchase, charter rate and revenue expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2025, filed on April 27, 2026. Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Investor Relations / Media

Brian Gallagher
EVP Investor Relations
Tel. +44 (770) 368 4996
E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis/Markella Kara
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: ccec@capitallink.com

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of shares and earnings per share)

	For the three-month periods ended March 31,
	2026	2025
Revenues	98,009	102,037

Expenses:
Voyage expenses	6,157	1,068
Vessel operating expenses	19,566	14,001
Vessel operating expenses - related parties	2,487	2,280
General and administrative expenses	3,465	4,129
Vessel depreciation and amortization	22,657	21,769

Operating income, net	43,677	58,790

Other (expense) / income, net:
Interest expense and finance cost	(23,034)	(27,769)
Other (expense) / income, net	(2,374)	1,648

Total other expense, net	(25,408)	(26,121)

Net income from continuing operations	18,269	32,669

Net income from discontinued operations	3,765	48,048

Net income from operations	22,034	80,717

Net income attributable to unvested shares	—	1,418
Net income attributable to common shareholders	22,034	79,299
Net income from continuing operations per:
• Common shares, basic and diluted	0.30	0.55
Weighted-average shares outstanding:
• Common shares, basic	59,984,836	58,717,313
• Common shares, diluted	60,121,845	58,717,313
Net income from discontinued operations per:
• Common shares, basic and diluted	0.06	0.80
Weighted-average shares outstanding:
• Common shares, basic	59,984,836	58,717,313
• Common shares, diluted	60,121,845	58,717,313
Net income from operations per:
• Common shares, basic and diluted	0.37	1.35
Weighted-average shares outstanding:
• Common shares, basic	59,984,836	58,717,313
• Common shares, diluted	60,121,845	58,717,313

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of March 31, 2026	As of December 31, 2025
Assets
Current assets
Cash and cash equivalents	525,309	273,843
Restricted cash	7,021	7,024
Trade accounts receivable	12,852	8,437
Prepayments and other assets	8,283	7,437
Inventories	3,984	3,982
Claims	1,044	1,044
Current assets of discontinued operations	1,203	124,238

Total current assets	559,696	426,005

Fixed assets
Advances for vessels under construction - related party	54,000	54,000
Vessels, net and vessels under construction	3,589,091	3,516,778

Total fixed assets	3,643,091	3,570,778

Other non-current assets
Above market acquired charters	58,029	66,597
Deferred charges, net	5,388	3,483
Restricted cash	14,022	14,023
Derivative asset	11,037	13,682
Prepayments and other assets	2,447	546

Total non-current assets	3,734,014	3,669,109

Total assets	4,293,710	4,095,114

Liabilities and shareholders’ equity
Current liabilities
Current portion of long-term debt, net	289,489	122,144
Trade accounts payable	20,728	11,129
Due to related parties	4,542	5,607
Accrued liabilities	47,915	37,717
Deferred revenue	25,792	29,413
Current liabilities of discontinued operations	12,803	103,514

Total current liabilities	401,269	309,524

Long-term liabilities
Long-term debt, net	2,313,453	2,232,193
Below market acquired charters	50,492	53,531
Deferred revenue	435	499
Derivative liabilities	11,432	—

Total long-term liabilities	2,375,812	2,286,223

Total liabilities	2,777,081	2,595,747

Total shareholders’ equity	1,516,629	1,499,367

Total liabilities and shareholders’ equity	4,293,710	4,095,114

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the three-month periods ended March 31,
	2026	2025
Cash flows from operating activities of continuing operations:
Net income from operations	22,034	80,717

Less: Net income from discontinued operations	3,765	48,048

Net income from continuing operations	18,269	32,669

Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	22,657	21,769
Amortization and write-off of deferred financing costs	1,046	913
Amortization / accretion of above / below market acquired charters	5,529	5,402
Amortization of ineffective portion of derivatives	(51)	(51)
Equity compensation expense	1,577	1,576
Change in fair value of derivatives	—	(6,594)
Unrealized bonds exchange differences	(3,081)	6,325
Loss on foreign exchange forward contracts	1,956	—
Unrealized cash, cash equivalents and restricted cash exchange differences	3,557	—
Changes in operating assets and liabilities:
Trade accounts receivable	(4,415)	(1,538)
Prepayments and other assets	(2,749)	(1,018)
Due from related party	—	1,131
Inventories	(2)	350
Trade accounts payable	2,223	(4,433)
Due to related parties	(1,065)	737
Accrued liabilities	9,135	887
Deferred revenue	(3,685)	(3,387)
Dry docking - paid	(1,753)	—

Net cash provided by operating activities of continuing operations	49,148	54,738

Cash flows from investing activities of continuing operations:
Vessel acquisitions, vessels under construction and improvements	(94,855)	(51,027)

Net cash used in investing activities of continuing operations	(94,855)	(51,027)

Cash flows from financing activities of continuing operations:
Proceeds from long-term debt	299,604	—
Deferred financing costs paid	(507)	(104)
Payments of long-term debt	(31,074)	(30,107)
Rights offering costs paid	(34)	(101)
Dividends paid	(3,352)	(8,996)

Net cash provided by / (used in) financing activities of continuing operations	264,637	(39,308)

Net increase / (decrease) in cash, cash equivalents and restricted cash from continuing operations	218,930	(35,597)

Cash flows from discontinued operations
Operating activities	770	2,382
Investing activities	119,694	120,683
Financing activities	(84,375)	(2,893)

Net increase in cash, cash equivalents and restricted cash from discontinued operations	36,089	120,172

Net increase in cash, cash equivalents and restricted cash	255,019	84,575
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,557)	—

Cash, cash equivalents and restricted cash at the beginning of the period	294,890	335,175

Cash, cash equivalents and restricted cash at the end of the period	546,352	419,750

Supplemental cash flow information
Cash paid for interest	20,396	27,117
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	2,925	3,992
Deferred financing and offering costs included in liabilities	8,251	—
Capitalized dry-docking costs included in liabilities	4,272	3,129
Expenses for sale of vessels included in liabilities	3,911	8,428
Dividends reinvestment plan issuance of new shares	5,714	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	525,309	398,221
Restricted cash - current assets	7,021	—
Restricted cash - non-current assets	14,022	21,529

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	546,352	419,750

Appendix A

I.	Discontinued Operations - Vessels

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025
M/V Manzanillo Express	Neo Panamax Container Vessel	13,312	August 7, 2025	October 6, 2025
M/V Buenaventura Express	Neo Panamax Container Vessel	13,696	October 29, 2025	January 19, 2026

II.	Discontinued Operations - Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars)

	For the three-month periods ended March 31,
	2026	2025
Revenues	719	9,826

Expenses / (income), net:
Voyage expenses	18	210
Vessel operating expenses	24	2,372
Vessel operating expenses - related party	13	297
Vessel depreciation and amortization	—	2,426
Gain on sale of vessels	(4,171)	(46,213)

Operating income, net	4,835	50,734

Other (expense) / income, net:
Interest expense and finance cost	(1,074)	(2,955)
Other income, net	4	269

Total other expense, net	(1,070)	(2,686)

Net income from discontinued operations	3,765	48,048

During the three-month period ended March 31, 2026, the Company disposed of the M/V Buenaventura Express recognizing a gain on sale of vessel of $4.2 million.

III.	Discontinued Operations - Unaudited Condensed selected balance sheets information

(In thousands of United States Dollars)

	As of March 31, 2026	As of December 31, 2025
Cash and cash equivalents	38	680
Trade accounts receivable	249	92
Prepayments and other assets	867	1,205
Claims	49	49
Assets held for sale	—	122,212

Current assets of discontinued operations	1,203	124,238

Trade accounts payable	4,065	2,446
Accrued liabilities	8,738	9,017
Liabilities associated with vessel held for sale	—	92,051

Current liabilities of discontinued operations	12,803	103,514

On October 29, 2025, the Company entered into an MOA, to sell the M/V Buenaventura Express to an unaffiliated party for total consideration of $120,100. At that date, the Company considered that the M/V Buenaventura Express met the criteria to be classified as held for sale and is included in “Current assets from discontinued operations” in the summarized unaudited condensed selected balance sheet information from discontinued operations as of December 31, 2025. As of the MOA date, the M/V Buenaventura Express fair value less estimated costs to sell exceeded its carrying amount, so no impairment charge was recognized. The vessel was delivered to its new owner on January 19, 2026.